CATALYST LIGHTING GROUP, INC.
                                7700 Wyatt Drive
                              Fort Worth, TX 76108

VIA FACSIMILE: (202)942-9585

April 11, 2005

H. Christopher Owings, Esq.
Assistant Director
Office of Small Business
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  RE:     Catalyst Lighting Group, Inc.
                           Registration Statement on Form SB-2
                           Pre-effective Amendment No. 3
                           Commission File No. 333-121179
                           Filed on March 24, 2005

Dear Mr. Owings:

         With respect to the above-referenced filing (the "Filing"), we hereby request accelerated effectiveness for today, Monday, April 11, 2005, no later than 5:30 p.m., or as soon as practicable thereafter.

         We hereby acknowledge that (a) should the Securities and Exchange Commission (the "Commission") or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the Filing effective, same does not foreclose the Commission from taking any action with respect to the filing,
(b) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve us from full responsibility for the adequacy and accuracy of the disclosures contained in the Filing, and (c) we may not assert staff comments and the declaration of effectiveness of the Filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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         Please contact me immediately at (682) 432-9502 if you have any questions or concerns or need anything further.

                                      Sincerely,

                                      CATALYST LIGHTING GROUP, INC.


                                      By: /s/ Dennis H. Depenbusch
                                          -----------------------------
                                               Dennis H. Depenbusch
                                               Chief Executive Officer and
                                               President